FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated May 01, 2024

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 01 May, 2024

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 01 May 2024
Result of AGM

Exhibit 99

London, 1 May 2024

UNILEVER PLC

RESULTS OF ANNUAL GENERAL MEETING

Unilever PLC shareholders today approved each of the resolutions put to the 2024 Annual General Meeting. Resolutions 1 to 17 were passed as ordinary resolutions and resolutions 18 to 22 were passed as special resolutions. Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS

The following directors stood for election or re-election and were duly elected or re-elected by the shareholders of Unilever PLC:

Fernando Fernandez, Adrian Hennah, Andrea Jung, Susan Kilsby, Ruby Lu, Judith McKenna, Ian Meakins, Nelson Peltz and Hein Schumacher.

POLL RESULTS - ANNUAL GENERAL MEETING 1 MAY 2024

	TOTAL VOTES FOR	%	TOTAL VOTES AGAINST	%	TOTAL VOTES CAST	% OF SHARE CAPITAL VALIDLY CAST VOTED FOR AND AGAINST	VOTES WITHHELD
1. To receive the Reports and Accounts for the year ended 31 December 2023	1,800,729,225	99.45%	9,966,995	0.55%	1,810,696,220	72.35%	3,481,866
2. To approve the Directors' Remuneration Report	1,774,251,126	97.96%	36,962,423	2.04%	1,811,213,549	72.37%	2,966,904
3. To approve the Directors' Remuneration Policy	1,769,512,007	97.69%	41,749,811	2.31%	1,811,261,818	72.37%	2,918,626
4.To approve the Climate Transition Action Plan	1,659,769,519	97.59%	41,001,833	2.41%	1,700,771,352	67.96%	113,395,016
5. To elect Fernando Fernandez as a Director	1,808,673,411	99.77%	4,108,371	0.23%	1,812,781,782	72.43%	1,395,610
6. To re-elect Adrian Hennah as a Director	1,705,872,213	94.16%	105,743,176	5.84%	1,811,615,389	72.39%	2,564,082
7. To re-elect Andrea Jung as a Director	1,779,071,833	98.21%	32,469,478	1.79%	1,811,541,311	72.38%	2,632,754
8. To re-elect Susan Kilsby as a Director	1,806,649,018	99.67%	5,980,303	0.33%	1,812,629,321	72.43%	1,550,150
9. To re-elect Ruby Lu as a Director	1,793,283,012	99.43%	10,242,062	0.57%	1,803,525,074	72.06%	10,654,268
10. To elect Ian Meakins as a Director	1,785,432,531	98.61%	25,251,509	1.39%	1,810,684,040	72.35%	3,496,208
11. To elect Judith McKenna as a Director	1,810,541,577	99.89%	2,053,978	0.11%	1,812,595,555	72.43%	1,583,827
12. To re-elect Nelson Peltz as a Director	1,786,458,851	98.55%	26,257,254	1.45%	1,812,716,105	72.43%	1,463,200
13. To re-elect Hein Schumacher as a Director	1,808,470,703	99.76%	4,348,673	0.24%	1,812,819,376	72.44%	1,358,500
14. To reappoint KPMG LLP as Auditors of the Company	1,791,600,664	98.88%	20,211,645	1.12%	1,811,812,309	72.40%	2,367,156
15. To authorise the Directors to fix the remuneration of the Auditor	1,809,554,441	99.88%	2,238,563	0.12%	1,811,793,004	72.39%	2,385,562
16. To authorise Political Donations and expenditure	1,774,391,901	98.34%	29,900,923	1.66%	1,804,292,824	72.10%	9,887,318
17. To authorise the Directors to allot shares	1,740,915,807	96.04%	71,823,507	3.96%	1,812,739,314	72.43%	1,441,372
18. To authorise the Directors to disapply pre-emption rights	1,784,960,145	98.50%	27,178,616	1.50%	1,812,138,761	72.41%	2,040,710
19. To authorise the Directors to disapply pre-emption rights for the purposes of acquisitions or capital investments	1,782,126,412	98.33%	30,191,118	1.67%	1,812,317,530	72.42%	1,861,941
20. To authorise the Company to purchase its own shares	1,809,085,300	99.81%	3,404,753	0.19%	1,812,490,053	72.42%	1,690,633
21. To authorise the Directors to call General Meetings (other than an AGM) on 14 clear days' notice	1,699,190,110	93.75%	113,185,068	6.25%	1,812,375,178	72.42%	1,803,565
22. Adoption of new Articles of Association.	1,809,436,070	99.92%	1,486,543	0.08%	1,810,922,613	72.36%	3,255,671

NOTES:
- The 'For' vote includes votes given at the Chairman's discretion and details of proxy votes cast are included in the table above.
- As at close of business on 30 April 2024 the total number of issued ordinary shares of Unilever PLC was 2,521,497,338. Of those ordinary shares, 16,181,572 were held as treasury shares and 2,665,283 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever Group (the "Unilever Group Shares"). The voting rights attaching to the Unilever Group Shares are not exercisable. Therefore, as at 11.30am on 1 May 2024, the total number of Unilever PLC ordinary shares with exercisable voting rights was 2,502,650,483.

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to and available for inspection at the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.  A copy of the resolutions can also be found in the Chairman's Letter and Notice of Meeting which is available on our website: www.unilever.com/AGM

1 May 2024

Cautionary Statement:
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the financial condition, results of operations and businesses of the Unilever Group (the 'Group'). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'seek', 'continue', 'projected', 'estimate', 'achieve' or the negative of these terms, and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever's acceleration of its Growth Action Plan, Unilever's portfolio optimisation towards global or scalable brands, the capabilities and potential of such brands, the various aspects of the separation of the Ice Cream business and its future operational model, strategy, growth potential, performance and returns, Unilever's productivity programme, its impacts and cost savings over the next three years and operation dis-synergies from the separation of the Ice Cream business, the Group's emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current beliefs, expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.
Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever's ability to successfully separate the Ice Cream business and realise the anticipated benefits of the separation; Unilever's ability to successfully execute and consummate its productivity programme in line with expected costs to achieve expected savings; Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever's supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.
The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.
The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2023 and the Unilever Annual Report and Accounts 2023.